Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the captions “Summary Financial Data” and “Experts” in this Registration Statement (Form S-3) and related Prospectus of HCA Inc. for the registration of $1,000,000,000 of Senior Secured Notes due 2020 and Senior Notes due 2022 and to the incorporation by reference of our report dated February 17, 2011 (except as to Note 18, as to which the date is March 9, 2011, and except as to Note 14, as to which the date is July 26, 2011), with respect to the consolidated financial statements of HCA Holdings, Inc. for the year ended December 31, 2010, and our report dated February 17, 2011, with respect to the effectiveness of internal control over financial reporting of HCA Holdings, Inc. at December 31, 2010 included in its Current Report (Form 8-K), filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Nashville, Tennessee
July 26, 2011